Exhibit 99.9

Notice of Agreement to acquire Adept Technology, Inc. (NASDAQ-listed), a leading U.S. developer /
manufacturer / vendor of industrial robots

OMRON Corporation has today (September 16) entered into a definitive agreement to acquire (hereinafter, “the acquisition”) U.S. based Adept Technology, Inc. (head office California, CEO: Rob Cain, NASDAQ code: ADEP, hereinafter “Adept”) through an all cash tender offer to be commenced by Omron’s U.S. subsidiary (hereinafter, “the tender offer”) followed by a second-step merger of Omron’s U.S. subsidiary with and into Adept, as described below.

Details

1.              Purpose of acquisition, etc.

As global manufacturing comes under even more pressure to cut costs, shorten supply cycles and operate across global environments, production sites around the world strive to improve productivity. Around the world, the concept of “making things” is facing a turning point. Against the background of social issues such as the shortage of manufacturing personnel and the high cost of wages, manufacturers have an increasing need for automation. The automation of manufacturing processes through the use of robots represents one solution for this situation. By adding the robotics technology of Adept to its already strong and broad current offering, OMRON will be very well positioned to provide “new automation concepts” as solutions to these issues for manufacturers in the automotive, digital device, food and beverage, packaging, and other industries, as well as engineering support. Adept is a leading U.S. based manufacturer of industrial robots. Adept offers a wide range of products tailored to the various needs of the manufacturing sector. Its strengths include technologies for controlling all kinds of robots, and vision sensors that act as robots’ “eyes.” Particularly in robot control technology, it has technologies that ensure both speed and smoothness of movement. Its ability to ensure precision in repetitive motion, which is the key to the success of robot functioning, enables the fastest functionality in the industry.

This acquisition is a part of the acceleration of OMRON’s “ILO+S” (Input, Logic, Output and Safety) strategy for its Industrial Automation Business, which provides automation solutions for the manufacturing industries. By acquiring Adept, OMRON will further enhance this offering by adding R (robotics) and advancing its strategy to “ILO+S+R” to meet the needs of customers.

2.              Summary of the Acquisition

(1) Structure of the Acquisition	(Law 238 I (1)) [Registry]

For the purpose of the acquisition, OMRON’s U.S. subsidiary, OMRON Management Center of America, Inc. (hereinafter, “OMCA”), has formed Hoffman Acquisition Corp. (hereinafter, “Hoffman”), a special purpose wholly owned subsidiary, in the State of Delaware. Through Hoffman, OMCA will commence an all cash tender offer to acquire 100% of the outstanding shares of Adept common stock. OMCA and Hoffman have entered into tender and support agreements with all directors and executive officers of Adept, as well as one of Adept’s largest stockholders, Hale Capital, pursuant to which such persons and Hale Capital have agreed to tender their shares of Adept common stock into the tender offer. Assuming at least a majority of shares of Adept’s common stock are tendered in the offer, Hoffman will carry out a second-step reverse subsidiary merger of Hoffman with and into Adept under the laws of the State of Delaware, making Adept a consolidated subsidiary of OMRON. In the second-step merger, Adept stockholders who did not tender their shares of Adept common stock in the tender offer and who have not exercised their statutory appraisal rights under the laws of the State of Delaware will receive cash in exchange their shares of Adept common stock in a per share amount equal to the tender price.

(2) Summary of Tender Offer	(Law 2431)

(1)	Company carrying out the tender offer

Hoffman

(2)	Target of the tender offer

Adept

(3)	Type of shares to be tendered in tender offer

Ordinary shares

(4)	Offer price

USD$13.00 per share

(5)	Funds required for tender offer

Approx. USD$201 million (estimated)*

*In addition to the total number of Adept shares outstanding, this figure includes payments for stock options and restricted stock units.

(6)	Tender offer period

The tender offer period will commence within 10 days after the date of the acquisition agreement (hereinafter, “the Agreement”) (September 16, 2015, U.S. time), and will expire 21 business days after commencement (excluding Saturdays, Sundays, and U.S. holidays). The tender offer period may be extended, if the conditions to the consummation of the tender offer are not satisfied or waived, based on the terms of the Agreement.

(7)	Minimum number of shares tendered

The consummation of the tender offer is subject to at least a majority of shares of Adept common stock being tendered and accepted for purchase by Hoffman in the offer.

(8)	Change in percentage of share of target company held due to tender offer

Share held prior to tender offer: 0%

Share held after tender offer and second-step merger based on the laws of the State of Delaware: 100%

(3) Schedule

Commencement of tender offer (planned):  On or about September 23 (U.S. time)

Expiration of tender offer (planned):  On or about October 22 (U.S. time)

Effective date of second-step merger (planned):  On or about October 23 (U.S. time)

3. Summary of company that is target of tender offer

(1)	Name (Law 238 I (1), Law 236 I (1)) [Registry]

Adept Technology, Inc.

(2)	Location

Pleasanton, California, USA

(3)	Representative (title, name)	(Law 238 I (1), Law 236 I (4)) [Registry]

CEO: Rob Cain

(4)	Description of business (no provisions)	[Registry 911 III (12) ha]

Development, manufacture, sale of industrial robots

(5)	Capital

$198.8 million (as of June 2015)

(6)	Year of establishment

1983

(7)	Sales (Law 238 I (1), Law 236 I (7)) [Registry]

$54.2 million (June 2015)

(8)	Market capitalization

$116.2 million (as of September 15, 2015, U.S. time)

(9)	No. of employees	(Law 238 I (1), Law 236 I (8))

170 (as of September 15, 2015)

(10)	Main locations (Law 238 I (1), Law 236 I (9))

Pleasanton CA, Amherst NH (USA) Dortmund, Germany; Annecy, France

4. Impact of Acquisition on OMRON’s consolidated earnings

We will give notice separately of the anticipated impact on OMRON’s consolidated earnings in FY3/16 once we have verified details.

5. Other

This disclosure does not constitute an offer to sell or the solicitation of an offer to buy any securities.  The tender offer for the outstanding shares of Adept’s common stock described in this disclosure has not commenced.  At the time the tender offer is commenced, Omron, OMCA and Hoffman will file or cause to be filed a Tender Offer Statement on Schedule TO with the SEC and Adept will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the United States Securities and Exchange Commission (hereinafter, “the SEC”) related to the tender offer.  The Tender Offer Statement (including an Offer to Purchase, a related Letter of Transmittal and other tender offer documents) and the Solicitation/Recommendation Statement will contain important information that should be read carefully before any decision is made with respect to the tender offer.  Those materials will be made available to Adept’s stockholders at no expense to them by the information agent to the tender offer, which will be announced.  In addition, all of those materials (and any other documents filed with the SEC) will be available at no charge on the SEC’s website at www.sec.gov.